Laurie Dee

+1.714.830.0679

laurie.dee@morganlewis.com

March 14, 2025

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Rochdale Strategic Credit Fund (File Nos. 333-224912 and 811-23348) (the “Fund” or the “Registrant”)

Dear Ms. Hamilton:

On behalf of the Registrant, we are filing this letter to respond in writing to the comments you provided by telephone on February 12, 2025, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s review under the Sarbanes-Oxley Act of 2002 of (i) the May 31, 2024, annual report for the Fund filed with the SEC on August 12, 2024, on Form N-CEN, and (ii) the May 31, 2024, annual report for the Fund filed with the SEC on August 9, 2024, on Form N-CSR.

The SEC’s staff’s comments and the Registrant’s responses thereto are included below. Capitalized terms used herein but not defined shall have the same meaning assigned to them in the relevant annual report.

Form N-CEN

1.	Comment:	The SEC staff notes that Item D.10 (Market Price) provides a market price for the Fund (7.67) which is the same as the NAV that is provided in Item D.11. Please supplementally explain why a market price was provided given that there is no market value provided in the Financial Highlights and this is an interval fund.

Morgan, Lewis & Bockius llp 600 Anton Boulevard Suite 1800 Costa Mesa, CA 92626-7653 United States	+1.714.830.0600 +1.714.830.0700

U.S. Securities and Exchange Commission

March 14, 2025

Response:	The Registrant notes that the market price provided in response to Item D.10 of Form N-CEN was included inadvertently, and that Item D.10 will be left blank in future Form N-CEN filings.

Form N-CSR

1.	Comment:	In the Notes to the Financial Statements section, please define the term “SSOs” in the Significant Accounting Policies Note in the subsection related to Warehouse Investments on page 16.

Response:	The Registrant confirms that, in future reports to shareholders, the term “SSOs” will be defined to mean senior secured obligations, such as senior secured loans and senior secured corporate bonds.

2.	Comment:	Please explain how the Registrant has satisfied Form N-CSR requirements in Item 2(c) through 2(e) regarding disclosure of any amendments to or waivers from the code of ethics. Please include responses to such items in the correspondence and include in filings going forward.

Response:	The Registrant notes that, for the period covered by the May 31, 2024, annual report for the Fund filed on Form N-CSR, (i) for Item 2(c), there were no amendments to any provisions of the Fund’s code of ethics that is applicable to the Fund’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (the “Code of Ethics”); (ii) for Item 2(d), there were no waivers (implicit or explicit) granted from any provision of the Fund’s Code of Ethics; and (iii) Item 2(e) is not applicable. The Registrant further confirms that it will include responses to these items in future annual reports on Form N-CSR.

3.	Comment:	In the Schedule of Investments, please supplementally explain how the Registrant has satisfied the required disclosures for restricted securities per Reg. S-X, Rule 12-12, and specifically footnote 8, and include such disclosures going forward.

Response:	The Registrant notes that, as of the fiscal year ended May 31, 2024, the Fund did not hold any restricted securities that it believes required disclosures pursuant to Reg. S-X, Rule 12-12. It is noted that the Fund did hold certain securities exempt from registration pursuant to Rule 144A (the “Rule 144A Securities”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registrant identified these Rule 144A Securities in the Fund’s Schedule of Investments, and footnoted each such security noting the security may be resold in transactions exempt from registration, normally to qualified institutions (please see tag (C) in the footnote legend in the Fund’s Schedule of Investments on page 9 of the Annual Report). The Registrant believes that its disclosure relating to the Rule 144A Securities is appropriate and confirms that, in future reports to shareholders, the Fund will provide the relevant disclosures required by Reg. S-X, Rule 12-12, for any restricted securities not eligible for resale exemptions under the Securities Act.

U.S. Securities and Exchange Commission

March 14, 2025

4.	Comment:	The SEC staff notes that the Schedule of Investments is broken out by “Asset-Backed Securities”, which represented 96.7% of Fund’s net assets, and further broken out by “Other Asset-Backed Securities”, which also represented 96.7% of Fund’s net assets. The SEC staff does not believe this provides a meaningful indication of the investments held by the Fund. Please explain how the Fund meets the requirements to categorize the Schedule of Investments by (i) the type of investment and (ii) the industry, country, or geographic region of the investment, which would be in line with Reg. S-X, Rule 12-12, footnote 2. Going forward please provide a further breakdown of the components of the Schedule of Investments and align such breakout with the graphical representation of holdings provided.

Response:	The Registrant acknowledges the comment and confirms that, in future reports to shareholders, the Schedule of Investments will be further broken down and categorized by (i) the type of investment and (ii) the industry, country, or geographic region, consistent with Reg. S-X, Rule 12-12, footnote 2.

5.	Comment:	In the Notes to the Financial Statements, specifically the Significant Accounting Policies Note that relates to Security Transactions and Related Income, the SEC staff notes the following disclosure: “Security transactions are accounted for on the trade date of the security purchase or sale. Costs used in determining the net realized capital gains or losses on the sale of securities are those of the specific securities sold. Interest income is recognized on an accrual basis and dividend income is recognized on the ex-dividend date. Purchase discounts and premiums on securities held by the Fund are accreted and amortized to maturity using the scientific method, which is not materially different from the effective interest method, and approximates the effective interest method over the holding period of a security.” The SEC staff further notes that the cost of investments held is consistently greater than the related fair value. Please supplementally explain the cost relief mechanism for such premiums and discounts using the scientific method, any estimates used in such determination of cost relief and how frequently they are assessed, and how the Registrant determines and assesses the materiality of the scientific method compared to the effective interest method, and confirm whether the income from the CLOs is booked only to net investment income.

U.S. Securities and Exchange Commission

March 14, 2025

Response:	The Registrant notes that distributions received from CLO positions are booked to investment income. Fund management notes that there are challenges with determining the effective interest rate on CLO positions due to the lack of available or reliable information in determining the future cash flows from these CLOs. Fund management further notes that the cash flows received from the CLO positions are unpredictable and unreliable. These challenges lead to a high degree of uncertainty in developing an accurate effective interest rate to be applied to each CLO position. The available information is monitored by Fund management and the Adviser on at least a quarterly basis. At the time of a liquidation, when there is increased clarity into the interest waterfall, a return of capital may be processed related to the distributions received from the CLO position.

This methodology was assigned at the inception date of the Fund and has been regularly reviewed by the Fund’s auditors and determined to be materially consistent with GAAP. The Registrant undertakes to update the disclosure regarding the methodology in the Significant Accounting Policies Note that relates to Security Transactions and Related Income in future reports to shareholders.

* * * * *

Please contact the undersigned at (714) 830-0679 or laurie.dee@morganlewis.com should you have any additional questions or comments.

Very truly yours,

/s/ Laurie A. Dee
Laurie A. Dee